ACCENTIA BIOPHARMACEUTICALS, INC.

324 Hyde Park Avenue, Suite 350

Tampa, FL 33606

July 13, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Accentia Biopharmaceuticals, Inc. Registration Statement

on Form S-3, as amended (File Number 333-141626)

Dear Mr. Riedler and Mr. Krug:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Monday, July 16, 2007 at 10:00 a.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours,

Accentia Biopharmaceuticals, Inc.

/s/ Samuel S. Duffey
Samuel S. Duffey,
General Counsel